Urban Outdoors LLC (the "Company") an Illinois Limited
Liability Company

Financial Statements

For the fiscal year ended December 31, 2021

Urban Outdoors LLC

Balance Sheet

Balance Sheet

As of December 31, 2021

	TOTAL
▾ ASSETS	
▾ Current Assets	
▾ Bank Accounts	
BUS COMPLETE CHK (3985) - 1	31,122.66
Total Bank Accounts	**$31,122.66**
Total Current Assets	**$31,122.66**
▾ Fixed Assets	
Long-term office equipment	969.74
Total Fixed Assets	**$969.74**
TOTAL ASSETS	**$32,092.40**
▾ LIABILITIES AND EQUITY	
▾ Liabilities	
▾ Current Liabilities	
▾ Credit Cards	
Blue Business Plus Card (1008) - 2	2,186.71
K. RODRIGUEZ (0367) - 1	14,748.03
Total Credit Cards	**$16,934.74**
Total Current Liabilities	**$16,934.74**
Total Liabilities	**$16,934.74**
▾ Equity	
Opening balance equity	-23,629.21
Owner draws	-42,477.40
Retained Earnings	403.41
Net Income	80,860.86
Total Equity	**$15,157.66**
TOTAL LIABILITIES AND EQUITY	**$32,092.40**

Unaudited

Urban Outdoors LLC

Income Statement

Profit and Loss

January - December 2021

		TOTAL
▾ Income		
Sales		122,005.12
Services		0.63
Total Income		**$122,005.75**
▾ Cost of Goods Sold		
▾ Cost of goods sold		
Supplies & materials		1,334.74
Total Cost of goods sold		**1,334.74**
Total Cost of Goods Sold		**$1,334.74**
GROSS PROFIT		**$120,671.01**
▸ Expenses		**$38,417.38**
NET OPERATING INCOME		**$82,253.63**
▾ Other Expenses		
▾ Vehicle expenses		
Vehicle gas & fuel		1,392.77
Total Vehicle expenses		**1,392.77**
Total Other Expenses		**$1,392.77**
NET OTHER INCOME		**$ -1,392.77**
NET INCOME		**$80,860.86**

Urban Outdoors LLC

Statement of Cash Flows

Statement of Cash Flows
January - December 2021

	TOTAL
▾ OPERATING ACTIVITIES	
Net Income	80,860.86
▾ Adjustments to reconcile Net Income to Net Cash provided by operations:	
Blue Business Plus Card (1008) - 2	2,186.71
K. RODRIGUEZ (0367) - 1	14,748.03
Total Adjustments to reconcile Net Income to Net Cash provided by operat...	16,934.74
Net cash provided by operating activities	**$97,795.60**
▾ INVESTING ACTIVITIES	
Long-term office equipment	-969.74
Net cash provided by investing activities	**$ -969.74**
▾ FINANCING ACTIVITIES	
Opening balance equity	-23,629.21
Owner draws	-42,477.40
Retained Earnings	403.41
Net cash provided by financing activities	**$ -65,703.20**
NET CASH INCREASE FOR PERIOD	$31,122.66
CASH AT END OF PERIOD	$31,122.66

Statement of Changes in Equity

▾ Equity	
Opening balance equity	-23,629.21
Owner draws	-42,477.40
Retained Earnings	403.41
Net Income	80,860.86
Total Equity	**$15,157.66**
TOTAL LIABILITIES AND EQUITY	**$32,092.40**

Urban Outdoors LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2021
$USD

1. ORGANIZATION AND PURPOSE

Urban Outdoors LLC (the "Company") is an LLC organized in February 2020 under the laws of Illinois.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.